Filed by Golden Star Resources pursuant to Rule 425
under the Securities Act of 1933

Registration statement file number: 333-116350

Subject Company: IAMGOLD
IAMGOLD Commission File Number 1-31528

TSX: GSC	NEWS RELEASE	AMEX: GSS

GOLDEN STAR REPORTS SECOND QUARTER RESULTS

Announces Commencement of Ore Processing and 25% Increase in Reserves at Wassa

Denver, Colorado, August 4, 2004: Golden Star Resources Ltd. (AMEX: GSS; TSX: GSC) today announced net income of $1.1 million ($0.01 per share) based on revenues of $16.5 million and gold production of 38,805 ounces from its Bogoso/Prestea Mine in Ghana. Cash costs and net income was impacted, as previously forecast, by higher mining and processing costs as the Company commenced processing transitional ore in the quarter. (All currency in this news release is expressed in U.S. dollars, unless otherwise noted.)

The Company also announced a 25% increase in reserves at the nearby Wassa Mine to 834,000 ounces and gave an update on its development activities at Wassa and Bogoso/Prestea, both located along the Ashanti Gold Belt in Ghana.

OPERATING HIGHLIGHTS

•	Net income of $1.1 million or $0.01 per share

•	Total revenues of $16.5 million and a realized gold price of $399 per ounce

•	Gold sales of 38,805 ounces at a cash operating cost of $251 per ounce

OTHER HIGHLIGHTS

•	Tender offer made for IAMGold to expand presence in West Africa

•	Wassa gold reserves increased by 25% as mine commissioning and processing begins

•	Bogoso plant flotation circuit successfully commissioned to process transitional ores

•	Bogoso plant BIOX® project management contract awarded to GRD Minproc

FIRST HALF HIGHLIGHTS

•	Net income of $6.3 million or $0.05 per share

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•	Total revenues of $36.4 million and a realized gold price of $404 per ounce

•	Gold sales of 86,007 ounces at a cash operating cost of $213 per ounce

Peter Bradford, Golden Star’s President and CEO, said, “We have made excellent progress on all fronts this quarter, not least of which was our tender offer for IAMGold, which holds interests in neighboring mines in Ghana and in nearby Mali. The combination of IAMGold and Golden Star would create much greater value than the separate entities. Our entrepreneurial approach, which has resulted in a pipeline of highly prospective properties acquired during the low part of the gold cycle, when combined with the IAMGold cash and cash flow and the combined geographic focus will create a more dynamic, faster growing company than either of us could achieve independently. We expect a successful conclusion of the tender offer. It is accretive on an NAV (net asset value) per share basis for IAMGold shareholders and creates a dominant mid-tier gold company with strong reserves, production, cash and cash flow positioned to capitalize on the many growth opportunities in West Africa.”

“Several operational achievements in the second quarter are also exciting,” he continued. “First is the successful commissioning of the flotation circuit at the Bogoso plant, enabling us to commence the processing of non-refractory transition and sulfide ore. Second is the 25% increase in the mineral reserves for our Wassa project, resulting from our continued focus on exploration. This increase should add a further year of mine life at an improved average grade. Third is the start of commissioning and ore processing of the new Wassa Mine.”

FINANCIAL AND OPERATIONAL SUMMARY

	For the three months		For the six months
	ended June 30		ended June 30
	2004	2003	2004	2003
Gold sold (ounces)	38,805	36,042	86,007	78,398
Price realized ($ per ounce)	399	347	404	351
Cash operating cost ($ per ounce) (1)	251	190	213	181
Royalties ($ per ounce)	12	28	12	27
Operating cash flow (thousands $)	5,675	5,619	11,681	10,462
Total cash cost ($ per ounce) (1)	263	218	225	208
Total revenues (thousands $)	16,494	12,693	36,351	27,834
Net income (thousands $)	1,115	3,993	6,309	7,977
Net income per share ($)	0.008	0.037	0.047	0.078
Average shares outstanding (millions)	136.7	107.6	134.9	102.3

1. See note on non-GAAP financial measures below.

All gold sales for the six months were derived from the Company’s Bogoso/Prestea mine in Ghana and were sold into the spot market for an average realized price of $404 per ounce. Our stock price is exposed to the upward movement of gold because we do not sell production forward; however, we sometimes hedge the downside risk by purchasing put options.

Higher cash operating costs and lower income in the second quarter and for the six months, versus the same periods in 2003, were largely a result of higher costs associated with the planned commencement of mining and processing of harder, more metallurgically complex transition ore

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during the second quarter 2004 resulting in lower recovery. Short-term costs of commissioning the new flotation circuit also contributed to the temporarily increased operating expenditures. In the second half of the year cash operating costs are forecast to improve by nearly 10% from second quarter costs.

BOGOSO/PRESTEA OPERATIONS SUMMARY

	For the three months		For the six months ended
	ended June 30,		June 30,
	2004	2003	2004	2003
Ore mined (thousands tonnes)	311,714	502,551	687,300	1,111,327
Waste mined (thousands tonnes)	1,766,400	1,406,457	3,793,360	3,578,648
Ore milled (thousands tonnes)	421,289	459,506	935,725	1,016,118
Average grade milled (g/t)	3.51	3.31	3.64	3.29
Mill recovery (%)	63.8	75.5	73.7	74.8

A new flotation circuit at our Bogoso plant, specifically designed to improve recoveries when processing sulfide and transition ores, was commissioned during the second quarter. As expected, throughput and recovery rates during the commissioning of the flotation circuit were lower, though marginally offset by higher grades processed. By the end of the second quarter the circuit was successfully processing transition ore at its designed capacity and recovery rates. Incremental improvements are expected as operating experience is gained.

“We are very pleased with the commissioning of the flotation circuit and our early success in processing the transition ore,” said Peter Bradford. “This ore is metallurgically difficult material and has historically challenged many operators on the Ashanti trend. Our process design and implementation has allowed us to quickly achieve recoveries on transition ore within the testwork indicated range of 60-70%. This speedy success is a considerable achievement and a credit to our technical and operations team.”

CASH AND CASH FLOW

At June 30, 2004 the Company held cash and cash equivalents of $85.8 million, down $4.1 million from the December 31, 2003 level. Operating activities generated $11.7 million of cash flow during the six months, up from $10.4 million generated in the same period of 2003. A total of $26.7 million was spent on capital projects in the six months, including $9.6 million on development and construction at Wassa, $3.7 million on exploration, $6.9 million at Bogoso/Prestea, $2.6 million at the Prestea Underground and $3.9 million on other equipment and facilities. This compares to capital spending of $21.1 million in the first six months of 2003. Financing activities raised a net $9.9 million in the first six months of 2004, all related to exercise of options and warrants. Debt stood at $1.4 million at June 30, 2004, up from $0.8 million at the end of 2003.

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DEVELOPMENT PROJECTS

Wassa Gold Mine

The Wassa Mine, 35 kilometers east of Bogoso/Prestea, is fully permitted and commissioning of the process plant and ore processing has commenced. The plant is expected to achieve full capacity in August and commercial gold production before the end of the current quarter. Connection to the national power grid should be completed in the fourth quarter. In the interim, Wassa will be powered by its own generating plant, which can generate sufficient electricity to fully operate the site. The generating plant will subsequently be used as a standby power facility.

The Wassa plant will initially process heap leach material from the previous owner’s operation. The material will be moved by front-end loaders and fed to the conventional milling circuit via a sequence of conveyors and through a slurrying facility. The previous operation failed because this material is not well suited to heap leach recovery. As a result, we acquired a stockpile of already mined and crushed mill feed grading 0.7 g/t Au that has enabled us to begin operations well ahead of open-pit mining. This material will be preferentially processed as it is located within the ultimate footprint of the tailings dam.

Open-pit mining at Wassa will begin on a limited scale in the fourth quarter in order to supplement the heap-leach material with mined ore. During this period, mining operations will be carried out using equipment transferred from Bogoso/Prestea, following the upgrading of that mine’s fleet with larger capacity units. Once Wassa’s full-scale open-pit mining commences in late 2005, we plan to invest approximately $17 million in new mining equipment of similar size to that being acquired for Bogoso/Prestea.

When in full production in 2006, processing only open pit ore, we expect Wassa to produce at an average annualized rate of approximately 140,000 ounces per annum with an average cash operating cost of approximately $200 per ounce. Gold recoveries at Wassa are expected to average about 92% and to vary between 88% and 95% for open-pit ore and between 80% and 96% for the heap-leach material.

Following an approximate 12,000-meter reverse circulation, or RC, and diamond drilling program during the first six months of 2004, the mineral reserves at Wassa have been updated resulting in a 25% increase in the Probable Mineral Reserve category to 19.7 million tonnes at an average grade of 1.32 grams of gold per tonne (g/t Au). At present, there are no Proven Reserves.

	Tonnes	Grade	Gold Content
Probable Reserves	(millions)	(g/t Au)	(ounces)	Increase[1]
Weathered (oxide)	5.6	1.16	209,000	39%
Fresh (sulfide)	9.9	1.69	536,000	26%
Heap Leach Pads	4.2	0.66	89,000	0%

Total Probable Reserves[2]	19.7	1.32	834,000	25%

1.	Increase in the contained gold relative to December 31, 2003.

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2.	Golden Star’s share of the mineral reserves is subject to the Government of Ghana’s right to a 10% dividend once our capital costs have been recovered.

The Mineral Reserve estimate was prepared in conformity with Canada’s National Instrument 43-101 and with the US Securities and Exchange Commission’s definitions. The Qualified Person for the estimation is David Alexander, project mining manager of the Company. The Mineral Reserve estimate has been derived from engineered pits optimized at a $325 per ounce gold price. Appropriate factors to allow for mining recovery and dilution have been used in the estimate. Further technical details on the methodology and calculation of our reserves can be found in the Company’s Technical Report filed with SEDAR on August 6, 2003.

Bogoso/Prestea Expansion – Bondaye Plant

Board approval to proceed with construction of the Bondaye plant was received earlier in the year and the Environmental Impact Statement, or EIS, has been completed and submitted to the Ghana Environmental Protection Agency. The initial permits are expected to be received during the third quarter. We anticipate construction will start immediately thereafter and be finished in mid-2005.

In parallel with the permitting process, the used carbon-in-leach, or CIL, plant that we acquired in 2003 is being refurbished. The Bondaye plant site is well-located towards the south of the Prestea reserves and immediately north of the seven kilometers of prospective Ashanti trend mineralization currently being drilled.

The estimated capital costs for the construction and commissioning of the Bondaye plant are approximately $17 million. The Bondaye CIL plant, with a nominal capacity of 1.5 million tonnes per annum, will process ore mined from our Beta Boundary pits, and the deeper sulfide ore from the Plant-North pit where we have higher-grade proven and probable reserves of 9.9 million tonnes averaging 3.1 g/t. Based on these known reserves, we expect to upgrade the Bondaye plant to incorporate a bio-oxidation, or BIOX®, circuit in 2008 to process deeper sulfide materials from the Beta Boundary pits.

Gold production from the Bondaye plant is expected to average approximately 120,000 ounces per annum, varying between 100,000 and 140,000 ounces per annum, at an average cash operating cost of approximately $200 per ounce. Recoveries are expected to average about 82% and to vary between 70% and 94%.

Bogoso/Prestea Expansion – Bogoso Plant Upgrade

Planning and engineering continues for the proposed Bogoso plant BIOX® conversion project. The plant will process sulfide and refractory ores from the Bogoso/Prestea property. We have issued a letter of award to GRD Minproc Limited for the detailed design of the BIOX® circuit and to carry out the construction under a project management contract. The detailed engineering and permitting are expected to be completed by year-end and work on an Environmental Impact Assessment is underway. Construction would begin immediately after receiving permitting and board approvals in late 2004 with commencement of production planned by the end of 2005.

The new flotation circuit, successfully completed and commissioned at Bogoso during the second quarter, will be a key component of the BIOX® upgrade. This circuit, in conjunction with

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the gravity circuit we installed in 2001 and combined with an intensive leaching process, has improved the recoveries and profitability of certain transitional and sulfide ores and is the first such circuit in Ghana.

The BIOX® process has been in successful operation for 20 years and was developed about the time that the gold heap-leach process was being commercially introduced. The Fairview Mine in South Africa was the first mine to be commissioned in 1986. Today there are six gold bio-oxidation mines using BIOX® technology and two further mines using other stirred-tank bio-oxidation technology. All are in production or have been successfully operated. Two new BIOX® plants are currently under construction. One of the larger bio-oxidation plants, which was built by GRD Minproc in the mid-1990s, is at AngloGold Ashanti’s Obuasi mine, which is also located on the Ashanti gold trend 130 kilometers northeast of Bogoso/Prestea. The sulfide mineralization at Obuasi is very similar to the Bogoso/Prestea material.

Our metallurgical assessment of the suitability of the bio-oxidation process for Bogoso/Prestea ores has been a four-year project. The work has involved metallurgical assessments on samples representative of the current sulfide reserves, including a flotation, BIOX® and neutralization pilot plant program based on a nine-tonne bulk sample compiled by blending approximately 90 diamond drill hole cores. We estimate the capital cost for the BIOX® upgrade at Bogoso to be about $25 million.

In addition to the above expenditures, Golden Star plans to spend approximately $26 million in 2004 and 2005 to expand the Bogoso/Prestea mining fleet for the increased size of operations. The existing 50-tonne capacity truck fleet and associated loading and ancillary equipment, is nearing the end of its economic life and will be phased out, to be replaced with 90-tonne trucks. This larger scale equipment is expected to reduce the cost per tonne mined.

After the BIOX® upgrade, the Bogoso plant would have a nominal capacity of 1.5 million tonnes per annum to process sulfide and refractory ores from our Bogoso and northern Prestea pits, where we have higher-grade proven and probable reserves of approximately 12.5 million tonnes at an average grade of 3.4 g/t Au. Gold production from the Bogoso plant is expected to average approximately 140,000 ounces per annum and to vary between 120,000 and 160,000 ounces, at an average cash operating cost of approximately $225 per ounce. Estimated gold recoveries from the BIOX® process are expected to average about 86% and vary between 82% and 88%.

Mining Fleet Purchases

The mining fleet capital expenditure at Bogoso/Prestea and Wassa during 2004 and 2005 is expected to total approximately $43 million, as follows:

	2004	2005	Total
	($million)	($million)	($million)
Bogoso	6	7	13
Prestea (to feed Bondaye Plant)	—	13	13
Wassa	—	17	17
Total	6	37	43

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The first 90-tonne trucks have been delivered to Bogoso/Prestea and have been placed into production. To finance a portion of the mining fleet, we have arranged a $25 million, five-year term facility from the major vendor, Caterpillar, which will be secured against the fleet.

GOLD PRODUCTION FORECASTS

Subject to the permitting and internal approvals required for the various projects as discussed above, the estimated gold production targets for Golden Star’s properties during the period 2004 to 2006 are detailed below. The overall 2004 gold production estimate remains unchanged, although the cash operating costs are now estimated to be marginally higher, reflecting the delay in connecting to the national power grid at Wassa and the higher costs while generating our own electricity.

GOLD SALES ESTIMATES	Units	2004E	2005E	2006E
Bogoso Plant	'000 ounce	145-155	145-160	145-165
Prestea Bondaye Plant	'000 ounce	0	55–70	120-135
Wassa	'000 ounce	40-55	80-100	145-165
Total	'000 ounce	185-210	280-330	410-465
Avg. Cash Operating Cost	$/oz	215-235	210-230	200-220

The quarterly production and cash operating costs actuals and estimates for 2004 are as follows:

		Q1	Q2	Q3	Q4	Total
2004 ESTIMATES	Units	Actual	Actual	Estimate	Estimate	Estimate
Bogoso/Prestea
Gold Sales	'000 ounce	47	39	32	32	150
Cash Operating Costs	$/oz	185	251	230	225	220
Wassa
Gold Sales	'000 ounce	0	0	10	40	50
Cash Operating Costs	$/oz	0	0	240	240	240
Total
Gold Sales	'000 ounce	47	39	42	72	200
Cash Operating Costs	$/oz	185	251	232	233	225

EXPLORATION

We have allocated approximately $21 million in 2004 to an aggressive exploration program. Much of the work will focus on our highly prospective land positions in Ghana, where a total of $12.5 million has been designated for our expanded Bogoso/Prestea property. In addition, we plan to spend $2.5 million at Wassa and $6.0 million at our exploration projects in West Africa and South America. Expensed exploration totaled $0.2 million for the quarter and $0.5 million for the six months, compared with $0.2 million and $0.2 million in the respective periods in 2003.

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Prestea South, Ghana (90% Golden Star)

The first phase of reconnaissance exploration on the southern extension of our Bogoso/Prestea gold property was completed in the second quarter with 28,272 meters of rotary air blast, or RAB, and reverse circulation, or RC, drilling, being completed. This work identified substantial gold grades hosted in oxide material over the northern half of a parallel seven-kilometer gold-in-soil anomaly.

An additional 18,000 meters of RC drilling is underway to test the down-dip extension of the identified mineralized zones. Work to date has confirmed that these zones extend down at least as far as 150 meters below the surface where fresh, or sulfide, rock is encountered.

Prestea Underground, Ghana (81% Golden Star)

Exploration continues in the inactive Prestea Underground Mine on our Bogoso/Prestea property. This mine, with previously fragmented ownership, has produced over nine million ounces. Progress is being made on several of the many unexplored areas, as follows:

•	Drilling between the 17 and 24 levels, approximately 700 meters below surface, has returned encouraging results and an additional 6,000 meters of step-out and delineation drilling is planned for this zone during the balance of 2004.

•	Two hanging-wall cross cuts are being developed to provide access to drill targets below the lowest mining levels. Other underground drill locations have been developed and a third underground drill rig has been mobilized, which will commence drilling in the third quarter and continue into 2005.

•	A surface drill rig capable of testing the down-dip extensions below the historical workings is currently drilling the projected extensions of the Bondaye main ore shoot. It should intersect the projected mineralized zone approximately 500 meters below the existing underground workings. Drilling is expected to continue into 2005.

Exploration costs at the Prestea Underground project totaled $2.6 million during the first six months of 2004, compared to spending of $1.1 million in the same period of 2003.

Mininko, Mali (may earn up to 82.5% interest)

Gold mineralization at Mininko occurs in flat-lying quartz veinlets where two phases of drilling have now been completed. The second phase comprising 2,756 meters of RC and core drilling was concluded during the second quarter. This phase was to test extensions of the mineralization at the Nampala prospect, including a new zone to the east, and to improve the geological model in preparation for preliminary resource modeling.

The drilling confirmed broad zones of lower grade mineralization, which continue to approximately 200 meters below the surface. Many of the drill holes have intercepted multiple zones of mineralization, including some higher grade mineralization. Significant intersections from Phase 1 and 2 drilling, as well as maps, are summarized on our web site at www.gsr.com

Mineralization remains open along strike to the north and south at Nampala and a newly discovered zone to the east was partially tested by three RC drill holes.

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Mano River Joint Venture, Sierra Leone (may earn up to 85%)

The first phase of drilling at the Yirisen gold prospect in Sierra Leone commenced during the quarter. Initial results have been encouraging and the current work program is expected to be completed during the third quarter. Yirisen is located in the North Pampana Exclusive Prospecting License in the Sula Mountains greenstone belt and is a joint venture with Mano River Resources who are the project operators.

SUMMARY FINANCIAL STATEMENTS

The following information is summarized from the Company’s unaudited consolidated financial statements and notes thereto included in our Form 10-Q, which is expected to be filed today with the SEC (in $ thousands, except per share amounts):

Condensed Consolidated Balance Sheets

	As of	As of
	June 30,	December 31,
	2004	2003
Cash	$85,835	$89,970
Other current assets	19,842	14,965
Property, plant and equipment	20,895	18,202
Deferred exploration	5,917	9,108
Mining properties	64,082	56,808
Mine construction-in-progress	38,141	27,376
Other assets	4,606	5,962

Total assets	$242,635	$222,391

Current liabilities	$12,999	$8,151
Long term debt	572	657
Asset retirement obligations	8,022	7,745
Minority interest	6,113	7,476
Shareholders’ equity	214,929	198,362

Total liabilities and shareholders’ equity	$242,635	$222,391

Condensed Consolidated Statements of Operations

	For the six months
	ended June 30,
	2004	2003
Total revenues	$36,351	$27,834
Mining operations expense	19,315	16,344
Depreciation, depletion and amortization	4,223	2,053
General and administrative expenses, including option expense	4,052	2,543
Foreign exchange (gain)/loss	626	(561)
Gain on sale of securities	—	(1,905)
Other expenses	789	459

Net income before minority interest	7,346	8,901
Minority interest	(1,037)	(924)

Net income	$6,309	$7,977

Earning per share – basic	$0.047	$0.078
Earnings per share – diluted	$0.044	$0.073

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Condensed Consolidated Statements of Cash Flows

	For the six months
	ended June 30,
	2004	2003
Cash provided by operations	$11,681	$10,462
Cash used in investing activities	(25,698)	(20,104)
Cash provided by financing activities	9,882	30,832

Increase/(decrease) in cash and cash equivalents	(4,135)	21,190

Cash and cash equivalents at end of period	$85,835	$41,206

CONFERENCE CALL

A conference call for management to discuss the second quarter’s results has been scheduled for Thursday, August 5, 2004 at 11:00 a.m. Eastern Time (09:00 a.m. Mountain Time). You can access the call by telephone or by webcast:

United States and Canada (toll-free): 1-866-800-8651, passcode: 43078664
International: 617-614-2704, passcode: 43078664
Webcast: at www.gsr.com, or through CCBN’s Investor Distribution Network, or at www.fulldisclosure.com.

COMPANY PROFILE

Golden Star holds a 90% equity interest in the Bogoso/Prestea open-pit gold mine and the nearby Wassa gold mine, which is currently being commissioned. Both mines are located in Ghana and are expected to reach an annualized production rate in excess of 350,000 ounces from mid-2005 and produce over 400,000 ounces in 2006. In addition, Golden Star has an 81% interest in the currently inactive Prestea Underground Mine on the Bogoso/Prestea property, as well as gold exploration interests elsewhere in West Africa and in the Guiana Shield of South America. Golden Star presently has approximately 142 million common shares outstanding.

Statements Regarding Forward-Looking Information: Some statements contained in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements are inherently uncertain and involve risks and uncertainties that could cause actual results to differ materially. Such statements include comments regarding the establishment and estimates of mineral reserves and non-reserve mineral resources, the recovery of any mineral reserves, planned operations and exploration, results of exploration, anticipated funding, construction cost estimates, construction commencement and completion dates, equipment requirements, production, cash operating costs, total cash costs, production and commercial production commencement dates, forward sales of gold, grade, processing capacity, recoveries, potential mine life, results of feasibility and technical studies, development costs, anticipated equipment usage and acquisitions, estimated capital and other expenditures, mine re-opening, anticipated improvements in the potential acquisition of IAMGold, anticipated benefits of the acquisition of IAMGold, and attributes of the combined company. Factors that could cause actual results to differ materially include timing of and unexpected events during construction, expansion and start-up; variations in ore grade, tonnes mined, crushed or milled; variations in relative amounts of non-refractory and transition ores; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; technical, permitting, mining or processing issues; fluctuations in gold price and costs; a decision to sell gold forward, closing of certain transactions including acquisitions and offerings, or the lack of IAMGold shareholder support for our proposed transaction, the businesses of Golden Star and IAMGold may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; expected combination benefits from the Golden Star/IAMGold transaction may not be fully realized or realized within the expected time frame. There can be no assurance that future developments affecting the Company will be those anticipated by management. Please refer to the discussion of these and other

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factors in our Form 10-K for 2003. The forecasts contained in this press release constitute management’s current estimates, as of the date of this press release, with respect to the matters covered thereby. We expect that these estimates will change as new information is received and that actual results will vary from these estimates, possibly by material amounts. While we may elect to update these estimates at any time, we do not undertake to update any estimate at any particular time or in response to any particular event. Investors and others should not assume that any forecasts in this press release represent management’s estimate as of any date other than the date of this press release.

Non-GAAP Financial Measures: In this news release, the terms “total cash cost” and “cash operating cost” are used on a per ounce of gold basis. Total cash cost per ounce is equivalent to mining operations expenses for the period divided by the number of ounces of gold shipped during the period. Cash operating cost per ounce is equivalent to total cash cost per ounce, less production royalties and taxes. We have included cash operating cost information to provide purchasers with information about the cost structure of our mining operations. This information differs from measures of performance determined in accordance with GAAP in Canada and in the United States and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP and may not be comparable to similarly titled measures of other companies.

This press release does not constitute an offer to buy or sell, or the solicitation of an offer to buy or sell, any of the securities of Golden Star or IAMGold. Such an offer may only be made in the United States pursuant to a registration statement and prospectus filed with the U.S. Securities and Exchange Commission (“SEC”). Golden Star has completed SEC registration of the shares to be issued in connection with the offer, and its Registration Statement on SEC Form S-4 is now effective. Golden Star has mailed the revised prospectus and amended offer to IAMGold shareholders in the United States. Golden Star also amended its Schedule 14D-1F which includes certain other documents related to the business combination, including the notice of variation. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT, THE PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and shareholders may obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by Golden Star are available free of charge from Golden Star Investor Relations, 10901 West Toller Drive, Suite 300, Littleton, Colorado 80127-6312, telephone no. (303) 830-9000, toll free no. (800) 553-8436.

For further information, please contact:

GOLDEN STAR RESOURCES LTD.	+1 800 553 8436
Peter Bradford, President and CEO	+1 303 894 4613
Allan Marter, Chief Financial Officer	+1 303 894 4631

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